

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 19, 2015

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

      Re: Incapital Unit Trust, Series 71 ("<u>Incapital</u>")
         File Nos. 333-201609; 811-22581

Dear Mr. Warren:

      On January 20, 2015, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "<u>Securities Act</u>") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Prospect Low Priced Oil & Gas Opportunity Portfolio, Series 1 (the "<u>Trust</u>"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

<u>Prospectus</u>

Principal Investment Strategy (p. 2)

1.   The Trust's name is Prospect Low Priced Oil & Gas Opportunity Portfolio, Series 1, which suggests investment in the oil and gas industry. However, the Trust's prospectus does not state that it has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment suggested by the Trust's name. Explain how this is consistent with Rule 35d-1 of the Investment Company Act of 1940.

2.   The last sentence of the second paragraph states that "*[t]he securities held by the Trust may include securities of U.S. and non-U.S. companies of all market capitalizations.*" If the Trust intends to invest in emerging markets as a principal investment strategy, clarify this in the Principal Investment Strategy section, state how the Trust defines an emerging market, and include a corresponding risk factor in an appropriate location in the prospectus.

Selection of Portfolio Securities (p. 3)

3.   The second paragraph states that "*[t]he list is then further narrowed by applying quantitative screens pertaining to net leverage and equity market capitalization.*" The Trust discloses in the Principal Investment Strategy section that the Trust may invest in securities of <u>all</u> market capitalizations. Consider whether having a quantitative screen based on equity market capitalization would exclude companies in a certain capitalization range category. If so, clarify the disclosure accordingly.

Principal Risks (p. 3)

4.   The third risk factor states that an issuer's inability to make income and/or principal payments or declare dividends "*…may reduce the level of income the Trust receives which would reduce your income.*" If generating current income is a principal strategy or objective of the Trust, disclose as such in the Principal Investment Strategy section or in the statement of the Trust's investment objective.

5.   The fifth risk factor states that "*[t]he value of certain securities will generally fall if interest rates, in general, rise.*" Consider tailoring this risk factor to be more specific about which types of securities—especially the types in which the Trust intends to invest—will generally fall in value if interest rates rise.

6.   The first risk factor on p. 6 uses the defined term "*Energy Issuers*" and refers to "*utility companies.*" Consider whether the reference to Energy Issuers and utility companies is appropriate given that the Trust does not include investing in Energy Issuers or utility companies in its Principal Investment Strategy section. If appropriate, include investments in these types of companies in the Principal Investment Strategy section. In addition, "*Energy Issuers*" should be defined before the term is used.

<u>C</u>losing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui